

Mail Stop 3030

August 5, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Donald W. Palette
Chief Financial Officer
Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, Massachusetts 01801

> **Re: Skyworks Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended October 3, 2008**
> **Filed December 2, 2008**
> **Form 10-Q for the Quarter Ended April 3, 2009**
> **Form 8-K Dated July 22, 2009**
> **File No. 001-05560**

Dear Mr. Palette:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended April 3, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 30

Critical Accounting Estimates, page 40

1.   Revise your discussion throughout this section in future filings to provide specific disclosure of the significant judgments and estimates made by management in connection with the preparation of the consolidated financial statements included with the filing. For example, we note that management determined that significant reductions in the valuation allowance were necessary in the current period, however, we do not see any discussion regarding the significant judgments and estimates involved in reaching this determination.

- Goodwill and Intangible Assets, page 43

2.   Please expand your discussion of your goodwill impairment evaluation here in future filings to address the following:

- Disclose the number of reporting units that you have identified.

- Disclose the specific results of your current period impairment evaluation, including a discussion of whether any of your reporting units failed step 1 of the impairment test.

- To the extent you are required to perform step 2 of the impairment test for any of your reporting units, disclose the specific methodologies used to determine the implied fair value of the goodwill.

- Disclose any significant assumptions or judgments made in connection with your current period impairment testing. Discuss how the current period assumptions and judgments compare with those made in prior periods, including disclosure of the reason for and impact of any significant changes.

Item 8. Financial Statements and Supplementary Data, page 47

-Consolidated Statement of Operations, page 49

3.   Please revise your future filings to remove the total captions and amounts from the stock-based compensation table included on the face of your consolidated statements of operations. Otherwise, as indicated in SAB Topic 14-F, please revise the statement to present the related stock-based compensation charges in a parenthetical note to the appropriate income statement caption. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.

Note 5. Inventory, page 60

4.   We note your disclosure on pages 12 and 53 that you ship products on consignment to certain customers. Please revise this note in future filings to separately present your consigned inventory. Refer to Question 2 of SAB Topic 13(A)(2).

Form 10-Q for the Quarter Ended April 3, 2009

Note 11. Restructuring and Other Charges

5.   We note your disclosures here and MD&A related to your restructuring plan that was announced on January 22, 2009. Please revise your MD&A in future filings to include the disclosures detailed in SAB Topic 5.P.4, including disclosure of the expected effects on future earnings and cash flows resulting from the plan.

Form 8-K dated July 22, 2009

6.   We note your presentation of various non-GAAP financial measures throughout this Form 8-K and the narrative discussion regarding the use of the non-GAAP financial measures included following the discussion of the various reconciling items. However, the narrative discussion appears vague as it does not appear to clearly describe the usefulness of each non-GAAP financial measure you have presented. Please revise future filings to provide separate disclosures regarding the usefulness of each non-GAAP financial measure presented. In this regard, please also revise the discussion of each non-GAAP financial measure to explain why you believe each of the items being excluded is not indicative of your ongoing operations. Refer to Regulation G and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

         As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief